

RESTORING OUR MEDALLION

KORR's Perspectives on Medallion

February 2021

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This presentation is for discussion and informational purposes only. The views expressed herein represent the opinions of KORR as of the date hereof. All of the information contained herein is based on publicly available information with respect to Medallion Financial, Inc. (the "Issuer"), including filings made by the Issuer with the Securities and Exchange Commission (the "SEC") and other sources, as well as KORR's analysis of such publicly available information. KORR has relied upon and assumed, without independent verification, the accuracy and completeness of all data and information available from public sources, and not representation is made that any such data or information is accurate. KORR recognizes that the Issuer may possess confidential or otherwise non-public information that could lead it to disagree with KORR's views and/or conclusions and that could alter the opinions of KORR were such information known. No representation, warranty or undertaking, express or implied, is or will be given or deemed to have been made by KORR as to the reliability, accuracy, completeness or fairness of any information or opinion contained in this presentation. KORR and each of its directors, officers, employees, representatives and agents expressly disclaim all responsibility or liability based, in whole or in part, on the accuracy or sufficiency of such information, any errors, omissions or misstatements, negligent or otherwise, relating thereto. Furthermore, KORR disclaims any obligation to update the information contained herein and reserves the right to modify or change its conclusions at any time in the future.

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Table of Contents





01

Executive Summary

About KORR Acquisitions Group

- KORR, a registered investment adviser, invests in public companies that have market capitalizations of $50 million to $2 billion

- KORR subscribes to the deep value principles of Benjamin Graham, the father of value investing. Graham began teaching this investment approach in 1928 at Columbia Business School as an investment method that applies to both good and bad markets

- We invest in companies that have an entry price which is below our perceived present value if we have confidence that the investment will achieve our goals and appreciate to fair value through our management or activism

- Investment opportunities must offer a good value, and the disconnect between the current market price and our perceived intrinsic value of the company must be clear. We buy shares in a company when we understand its business, the reason for mispricing, how that price disparity will converge, and when if its corporate structure allows for a successful tender offer

About Our Investment in Medallion Financial

- Conducted due diligence on Medallion's consumer and commercial businesses, including enlisting former executives, industry experts, lawyers, accountants, consultants, and investment bankers

- Evaluated all business segments

- Initially approached Medallion privately in May 2018 about our comprehensive plan to remedy Medallion's chronic underperformance, and have been reviewing and revising our plan each quarter

- Today we present our "New Road for Medallion" plan directly to current and prospective shareholders

Representative Investments







Medallion Financial Business Overview

Medallion Financial ("Medallion," or the "Company") is a growth-oriented finance company with leading positions in niche markets including recreation, home improvement, and commercial lending

- Total assets under management were $1.7 billion as of September 30, 2020

- Highly profitable consumer lending segments at Medallion Bank consistently growing as a percentage of overall managed portfolio

- Operates three primary business units: Medallion Bank, Medallion Lending & Servicing, Medallion Capital

  - *Medallion Bank:* is an FDIC-insured Industrial Bank that specializes in originating consumer **recreational** and **home improvement** loans across the U.S.

  - *Medallion Lending & Servicing:* originated and services taxi medallion loans and provides loan services to the Bank's medallion loan portfolio

  - *Medallion Capital, Inc.:* a small business investment company which conducts a mezzanine financing business

Financial Summary by Segment[1]



Return on Average Equity[2]



Source: Company financials as of September 30, 2020
1) *For illustrative purposes, we do not include the negative net interest income after loan loss provisions for the Medallion segment*
2) *Return on average equity for 3Q2020, we show Consumer broken into Recreation and Home Improvement; we do not include the negative return on average equity for the Medallion segment*



Why Are We Here?

We believe Medallion is significantly undervalued because of its highly valuable Industrial Bank as well as management's significant opportunity to capitalize on operational improvements that are low-hanging fruit for value creation

CURRENT ISSUES

Family-Business Discount	MFIN currently trades as though it is a family-owned business that happens to be publicly-traded.
Medallion Exposure	The Company trades as though its assets are entirely related to its former primary business of medallion lending.
Underperformance of Medallion Capital	Medallion Capital has continually underperformed.
Lack of Board Experience	Despite the Company bringing on recent Board experience, the Board still has the perception of an "Old Guard, Country Club," that is more concerned with keeping their board seats and being agreeable than holding management accountable.

RESTORING OUR MEDALLION

The Company owns/owned a Fine Art, NASCAR Racing team, and a lacrosse initiative. None of these are related to the core asset of financial services.	**Divest Non-Core Assets**
We encourage the Company to explore strategic alternatives for the medallion assets, spinning-out or selling these assets would remove the overhang on the spot.	**Sell Medallion Assets**
The returns on the business are negligible; therefore, the Company should divest this operation and focus on the Medallion Bank.	**Enhance, Return, or Stop**
We implore the Company to align its advisors with the future of the Company. The fintech partnerships will be a significant value-add and the Company should position itself as such.	**Improve Oversight**



Medallion Has Deeply Underperformed

The Company has underperformed and has not rewarded its long-term holders

- The public shareholder is disinterested in the story given the Company's abysmal stock price performance
- The patience of its long-term shareholders is likely starting to wane
- The Company's stock trades 64,000 shares a day or $425K
- The lack of liquidity, lack of communication to the Street, and inability to commit to its path forward, has been unsettling to shareholders

That is why now is the time for change…

Medallion's stock performance has deeply underperformed its financial peers

Trading Snapshot



Source: Capital IQ, market data as of February 7, 2021



What an Improved Medallion Looks Like

The proposed plan calls for the Company's commitment to its future growth prospects and shedding itself from legacy issues that consume time and capital

By getting rid of the legacy medallion business and the lackluster commercial business, the Company is to prove out its consumer segment's strong profitability

Pre-Tax Income ($000's)[1,2,3]



Source: Company financials as of LTM September 30, 2020 and KORR estimates
1)   "2018" period shows a metric for Nine Months Ended December 31, 2018, numbers are shown as run-rate
2)   MFIN Pre-Tax Income only includes operating segments: Consumer (recreation & home improvement), Commercial, and Medallion Lending
3)   Pro Forma only includes Consumer

What an Improved Medallion Looks Like (Cont'd)

The proposed plan calls for the Company's commitment to its future growth prospects and shedding itself from legacy issues that consume time and capital

The medallion portfolio makes up 80% of the non-performing loans, getting rid of this portfolio will allow the market to digest the strength of the new business

Non-Performing Loan % of Total Loans[1,2,3]



Source: Company financials as of LTM September 30, 2020 and KORR estimates
1) *"2018" period shows a metric for Nine Months Ended December 31, 2018*
2) *MFIN Non-Performing Loans only includes operating segments: Consumer (recreation & home improvement), Commercial, and Medallion Lending*
3) *Pro Forma only includes Consumer*



What an Improved Medallion Looks Like (Cont'd)

The proposed plan calls for the Company's commitment to its future growth prospects and shedding itself from legacy issues that consume time and capital

Without its legacy medallion business and the lackluster commercial business, the Company's margins will increase significantly, this improvement doesn't include obvious improvements in loan losses/write-downs

Net Interest Income Margin %[1,2,3]





Source: Company financials as of LTM September 30, 2020 and KORR estimates
1)   "2018" period shows a metric for Nine Months Ended December 31, 2018
2)   MFIN Net Interest Income Margin only includes operating segments: Consumer (recreation & home improvement), Commercial, and Medallion Lending
3)   Pro Forma only includes Consumer



02

Crown Jewel

Medallion Bank

Medallion Bank: Overview

We commend management's ability to recognize the decline in performance in its medallion segment and its prudent decision to acquire the Utah charter in December 2003

- Wholly-owned subsidiary based in Utah provides MFIN with low-cost funding

- The Company has been able to consistently grow its consumer loan portfolio at a CAGR of 26% since 2011

Net Consumer Loan Portfolio ($M)[1]



	2011	2012	2013	2014	2015	2016	2017	2018	2019	YTD 2020
Total Consumer Loan Portfolio	$193	$259	$349	$473	$620	$701	$684	$762	$940	$1,090
Additional Loans Sold Out						$98	$319	$420	$420	$420
Total	$193	$259	$349	$473	$620	$799	$1,003	$1,182	$1,360	$1,510

■ Total Consumer Loan Portfolio ■ Additional Loans Sold Out

Total Net Consumer Loan Portfolio

YoY Growth	*34.2%*	*34.7%*	*35.5%*	*31.1%*	*28.9%*	*25.5%*	*17.8%*	*15.1%*	*11.0%*



Medallion Bank: Earnings Power

Medallion Bank is the primary business and represents 91% of MFIN's total net loans as of September 30, 2020

The Company's boasts loan economics with 54% ROE, the below shows the implied pre-tax profit of a new hypothetical recreational vehicle $10,000 loan

Despite the Bank's rapid growth, the delinquency rates have stayed low and are encouraging as the Company faces the COVID-19 pandemic. Even during the height of the Great Recession, the Bank was profitable and only saw charge-offs increase to approximately 6%

Consumer Loan Economics



Consumer Loan Charge-offs as % of Total Portfolio and Medallion Bank Net Income($M)[1,2]



Source: Investor Presentation, November 2020; Capital IQ
1)   "LTM" as of 3Q2020
2)   Medallion Bank financial data per Capital IQ, net income of Medallion Bank in millions



Medallion Bank: Standalone Valuation

We conservatively estimate the value of Medallion Bank at approximately $500 million or $20 per share

- Medallion Bank recorded quarterly net income of $14.3 million for 4Q2020 (implying a run-rate of approximately $56 million in net income)
- Given the current share price of $6.67, there is a significant discount to value, which is either a lack of faith in management to preserve value and continue performance, or management's failure to communicate the Company's value, or both.
- It is the duty of the executives, who are entrusted by shareholders, to close the gap between intrinsic value and market value

Standalone Valuation Based on P/E Multiple(1)


$30.08
$6.67
MFIN
Medallion Bank

P/E Multiple

Earnings Discount		8x	9x	10x	11x	12x
	10%	$26.31	$29.77	$33.22	$36.68	$40.14
	5%	$25.06	$28.36	$31.65	$34.95	$38.25
	0%	$23.80	$26.94	$30.08	$33.22	$36.37
	(5%)	$22.54	$25.53	$28.51	$31.50	$34.48
	(10%)	$21.29	$24.12	$26.94	$29.77	$32.60

Standalone Valuation Based on Book Value(2)


$10.93
$6.67
MFIN
Medallion Bank

Book Value Multiple

Medallion Write-Offs		1.00x	1.25x	1.50x	1.75x	2.00x
	0%	$7.47	$9.34	$11.20	$13.07	$14.94
	(5%)	$7.38	$9.22	$11.07	$12.91	$14.76
	(10%)	$7.29	$9.11	$10.93	$12.75	$14.58
	(15%)	$7.20	$9.00	$10.80	$12.60	$14.40
	(20%)	$7.11	$8.88	$10.66	$12.44	$14.21

Source: Company financials as of December 31, 2020 and KORR estimates; Capital IQ, market data as of February 7, 2021

1) P/E multiple uses a run-rate on 4Q2020 net income

2) We subtract the Medallion Bank's preferred equity to value solely common equity at the Bank level



03

Reason for Market Discount

Why the market is discounting Medallion Financial Corp.

Decimation of Medallion Values

The Company began running off its medallion portfolio in September 2014 and hasn't originated a new medallion loan since then

- The total net medallion loan exposure at the Company is $33.5 million; $22.1 million at Medallion Bank and $11.4 million at corporate[1]

- The Company recently deemed all medallion loans impaired, placing them on non-accrual and lowering the loan values to collateral value of $79,500 net in NYC[2]

- To date, Medallion has reserved for, and charged-off, over $250 million in medallion loans

Medallion Transaction Values ($000's)[3]



Source: Investor Presentation, November 2020 and NYC TLC Medallion Transfer Reports, January 2021
1)   Investor Presentation, November 2020
2)   Medallion Bank 4Q2020 Earnings Report
3)   Due to the COVID-19 pandemic, medallions could not be transferred in April and May 2020



Keeping Status Quo at the Medallion Segment

Despite the performance of the medallion business and the Company's commitment to move away from the business, the segment's expenses tell a different story

- The medallion segment has expenses of $7.0 million per year or 21% of the net loans; compare this to the 2.5% operating expenses associated with the consumer loan business

- The medallion business isn't even originating new loans. It is supposed to be in a wind-down stage, so why is the operating expense % nearly 10 times greater than the consumer business which is growing rapidly?

- If the Company could bring down these expenses to 5% of the net loans, or 0.6% of the gross medallion loans, that would result in $5.3mm in incremental earnings pre-tax earnings [1]

- If the medallion business was the primary driver, maybe it could justify higher expenses but given the current standing of the business, there is no justification for these bloated expenses

Incremental Earnings from Right-Sizing Legacy Business ($M)[2]



Increase in Earnings Boosts Share Price by $2.14[3]



Source: Company financials as of LTM June 30, 2020 and KORR estimates
1) Gross medallion loans includes $250 million in medallion charge-offs to gross medallion loan calculation
2) Earnings numbers add back provision for loan losses, as the LTM numbers are heavily impacted by the $37mm loan loss provision in 3Q2020
3) Assumes incremental pre-tax earnings garner 10x multiple

Bloated Corporate Expenses

The Company's corporate expenses is wastefully high

- LTM Corporate expense is approximately $11.4 million

- Given the write-down of the NYC medallion business and the Company's primary business, Medallion Bank, running out of Utah, we do not understand the need for the Corporate Headquarters to be an office in one of New York City's most expensive real estate locations
  - We estimate the rent expense for the Company's 437 Madison Avenue office is approximately $1mm. We believe there is at least $500,000 of possible savings in total rent expense; given potential savings opportunities at this location and the Company's five other office locations

- Headcount is way too high. As of December 2019, the Company employed 191 full time employees. Only 82 of those personal were employed at Medallion Bank, which accounts for 91% of of MFIN's loans
  - We believe the Company can reduce its headcount by over 50 people, saving at least $5 million per year



The Perception of a Family Piggy-Bank – Pet Projects

The Company continues to run pet projects that have no synergies with the core business and have resulted in no value to shareholders. Except for the Industrial Bank, as well as the Company's investment and ultimate exit from the Signage business, other projects seem to be more like pet projects that take up capital and lose money.

Medallion Fine Art	Medallion Fine Art was closed in 2019 and returned little if anything on the $1.8 million invested in 2012.	
LAX Group, LLC	LAX Group, LLC was a 44.97% interest in a professional lacrosse team that only cost the Company $251,000 back in 2012. However, the Company had to incur losses every year, and lost credibility when they wrote up the asset to $3 million only to write it down to zero. In addition, this investment came with related-party complications including a $180,000 a year salary to a relative of a board member and a consulting agreement for $50,000. All unnecessary and a distraction.	
RPAC Racing, LLC	In February 2020, Forbes valued Richard Petty Motorsports at $28M and while the recent return on assets looks encouraging (8.27% per annum as of the recent 9 months), we believe the Company can do better by deploying the ~$20mm in net assets (after debt) into the Industrial Bank.[1] With ~$20 million of net assets, the Company could lend another $140mm and make over $15 million in pre-tax income per year.	



Source: Company public filings and Forbes
1) "Richard Petty Motorsports on the Forbes NASCAR Team Valuations List." Forbes, Forbes Magazine, www.forbes.com/teams/richard-petty-motorsports/.

In Need of Board Refresh

The Company needs to remove the stigma of its *country club* Board by bringing on *truly independent* individuals who bring relevant banking and fintech experience to the Board and will actually hold management accountable



Allan Tanenbaum, 74
Director since October 2017, Chairman of the Compensation Committee

- Currently is Of Counsel to Taylor English Duma, LLC, an Atlanta-based law firm
- Has extensive legal experience and has served as General Counsel to Equicorp Partners, LLC and AFC Enterprises, Inc.

Mr. Tanenbaum has no fintech or banking background that is relevant to the Company



David Rudnick, 80
Director since February 1996

- Serves as President of Rudco Properties, Inc., a real estate and private equity firm
- Mr. Rudnick is the father-in-law of Andrew Murstein
- Mr. Rudnick's son, Jeffrey Rudnick, was an officer of LAX Group, LLC, one of MFIN's portfolio companies

Mr. Rudnick has no fintech or banking background that is relevant to the Company



Frederick Menowitz, 84
Director since May 2003

- Currently is an independent real estate investor

Mr. Menowitz has no fintech or banking background that is relevant to the Company

Source: Company public filings

In Need of Board Refresh (Cont'd)

John Everets and, the newly-elected, Cynthia Hallenback are the only Board members with relevant bank experience. We continue to encourage a refresh of the Board - bringing on relevant fintech experience to drive growth and help usher Medallion into the future



John Everets, 74
Director since July 2017

- Mr. Everets is currently a partner at Arcturus Capital in Boston, Massachusetts
- Prior to joining Arcturus, he was a lead investor, Chairman of the Board and Chief Executive Officer of the Bank of Maine from 2010 to 2015



Cynthia Hallenbeck, 64
Elected 2020

- Ms. Hallenbeck has served as the Chief Financial Officer of Citigroup, Inc.'s corporate treasury department from 2002 to 2005 and was Chief Operating Officer of global legal support from 2007 to 2008
- Prior to joining Citigroup, Ms. Hallenbeck spent over 14 years at Merrill Lynch & Co., Inc. as a Treasurer of its global futures business and Chief Financial Officer of its securities financing group



04

Path Forward and Share
Buyback Economics

Path Forward

We maintain our conviction in our investment and want to lay out succinctly tangible steps to increase value for all stakeholders. Some items are not quantifiable ("NQ") but as a long-time shareholder, we believe these corporate governance solutions will finally allow shareholders to feel aligned with management. This structural solution should allow the share price to truly reflect the intrinsic value of this dominant business that the Murstein family has so prudently built

STEPS		Incremental Value Per Share
1.	**Marketing 101:** Change the name. By changing the name, you are not only removing the bad taste in most people's mouth associated with the business; you are signaling to the market the concrete decision you've made to get out of the business.	**NQ**
2.	**Share Buybacks:** We encourage the Company to raise $30mm to buy back 5mm shares given the discount to intrinsic value (see page 26).	**$1.66 - $3.00**[1]
3.	**Consolidated Office Locations:** The Company has 6 offices throughout the United States. The Madison Ave. location may have been justified when the business was lending against NYC medallions with valuations above $1 million. Today, there is no justification. We believe the Company can save $500k per year on its Madison location alone, plus additional savings after consolidating its other locations; all of which would go to the bottom line.	**$0.40**
4.	**Reduce Headcount:** As of December 31, 2019, the Company employed 191 people, including 82 at Medallion Bank. Only 43% of total Company employees are currently employed by Medallion Bank, which accounts for 91% of MFIN's total net loans as of September 30, 2020. We believe the Company can reduce headcount by 50 people and save $5 million per year.	**$2.00**[2]



Source: Company public filings
1) We estimate based on total shares outstanding declining from 25mm to 20mm, after the share buybacks. The range above includes today's market price and est. value of no less than $15
2) Assumes company reduces headcount by 50 at an average compensation rate of $100k per year

Path Forward (Cont'd)

We maintain our conviction in our investment and want to lay out succinctly tangible steps to increase value for all stakeholders. Some items are not quantifiable ("NQ") but as a long-time shareholder, we believe these corporate governance solutions will finally allow shareholders to feel aligned with management. This structural solution should allow the share price to truly reflect the intrinsic value of this dominant business that the Murstein family has so prudently built

STEPS		Incremental Value Per Share
5.	**Sell Non-Core Assets:** Sell the race-team. Forbes just valued the business at $28mm. More importantly, the Company can use the equity (about $20 million after debt), to invest in the Industrial Bank and lend an additional $140 million and earn an extra $15mm, or $0.60 per share per year.	**$6.00**
6.	**Realign Senior Management Compensation with Shareholders:** Tie more of the senior managements' compensation to the Company's actual measurable performance metrics, including share price appreciation, fintech partnerships, medallion recoveries, etc.	**NQ**
7.	**Segregate Medallion Loans:** Possible tracking stock, sale, or even write-down to zero to eliminate any critique of the main business, the Medallion Bank. This would add clarity and add upside potential for shareholder returns.	**NQ**

**Total Identified <u>Incremental</u> Value Per Share:
$10.06 - $11.40 (+NQ)**



Source: Company public filings

Share Buyback Economics

A share buyback program does the following:

1) Buying back shares below intrinsic value makes sense economically. If you can get a return on your investment for at a price below intrinsic value with a return better than in the business you should buyback stock

2) The stock has underperformed for 20 years and because of that you have a fiduciary duty to fill the gap

3) By filling the gap, the Company will open up opportunities to issue shares in a non-dilutive way to acquire businesses, expand its lending portfolio, etc.

When financing a share buyback, we want to evaluate the opportunity cost of raising this capital for a buyback versus investing it in the highly profitable consumer lending segment. Given the consumer lending segment yields pretax profits of 54% on invested capital, we believe the breakeven point for a share buyback is approximately $9 a share.[2]

Buyback Economics ($000's, except share data)

Intrinsic Value	$15.00
Breakeven Price	$9.00
Current Price	$6.67
Interest Rate	8%
Buyback Size	$ 30,000
Total Return	20,000
Interest Costs	(2,400)
Pre-Tax Profit	17,600
IRR	*58.7%*

Buyback Economics (Breakeven Point)



Source: Market data as of February 7, 2021
1) Buyback economics make the following assumptions: intrinsic value: $15; Current Price: $6.67; Debt Offering: $30mm at 8%
2) We believe this is conservative, given the share buyback is a tax-free transaction, whereas consumer loan profits are taxable income



05

Conclusion

Conclusion

Pre-Uber and Lyft, taxi medallions were considered as secure as real estate or bonds. Rightfully or wrongfully, ride-sharing changed the taxi business forever.

Alvin Murstein was a legend in the taxi medallion world. A pioneer and a well-respected businessman. However, in the modern fintech world the Company needs to look forward.

Andrew Murstein, to his credit, saw the value in the Industrial Bank. I believe he also sees the value in the Bank going forward as the Company is beginning to develop partnerships with fintech companies that can increase the Bank's profitability exponentially.

The path forward is blatantly obvious.

1) Rebrand the Parent. They say they are no longer a taxi medallion lending Company then simply start by changing the name of the Parent.

2) Pay attention to capital allocation.

    a. Buy back shares

    b. Sell non-core assets and deploy that money into the bank

    c. Cut the waste. There is over $6mm of annual savings that can happen immediately

    d. Decide whether the mezzanine business is worth continuing or can that capital be better used elsewhere - as in the Bank

    e. Build up the fintech partnership network

We, at KORR, are pressing management to do all the above.

Based upon our review, and our path forward plan, which are all within the Board of Directors control, Medallion Financial could close the gap and trade at a fair value which we see as over $20 per share.

If management and the Board fail to act and close the gap, we believe the Company is ripe for a takeover.





KORR Acquisitions Group, Inc.
1400 Old Country Road, Suite 305,
Westbury, NY 11590
USA

korracquisitions.com